Exhibit 99.3

THE TORONTO-DOMINION BANK

SENIOR MEDIUM-TERM NOTES, SERIES C

EXCHANGE RATE AGENCY AGREEMENT

BETWEEN

THE TORONTO-DOMINION BANK

AND

THE BANK OF NEW YORK MELLON

JUNE 18, 2019

This EXCHANGE RATE AGENCY AGREEMENT is entered into as of June 18, 2019 between The Toronto-Dominion Bank (the “Bank”) and The Bank of New York Mellon.

WHEREAS, the Bank has authorized the issuance from time to time of its Senior Medium-Term Notes, Series C (the “Notes”), which may be denominated in U.S. dollars or in Canadian dollars, British pounds, Euros, Yen, Swiss francs, Australian dollars or other currencies, currency units or composite currencies as may be agreed from time to time between the Bank and the Exchange Rate Agent (as defined herein) in writing (the “Foreign-Currency Notes”); and

WHEREAS, the Notes will be issued pursuant to the senior indenture, dated as of June 30, 2006 (the “Base Indenture”), between the Bank and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (in such capacity, the “Trustee”), supplemented by the First Supplemental Indenture, dated as of September 24, 2018 (together with the Base Indenture, the “Indenture”), between the Bank and the Trustee, and as further amended or supplemented from time to time; and

WHEREAS, unless otherwise indicated in the applicable pricing supplement to the base prospectus, dated June 18, 2019, as supplemented by the prospectus supplement, dated June 18, 2019 (the base prospectus and the prospectus supplement collectively, the “Prospectus”) relating to the Notes, payments of principal of (and premium, if any) and interest on the Foreign-Currency Notes will be made in U.S. dollars or in Canadian dollars, British pounds, Euros, Yen, Swiss francs, Australian dollars or such other foreign currency, currency unit or composite currency as may be agreed between the Bank and the Exchange Rate Agent from time to time in writing, as specified in the applicable pricing supplement (the “Specified Currency”) from funds paid by the Bank to the Trustee or another paying agent of the Bank; provided, however, that payment of principal of (and premium, if any) and interest on the Foreign-Currency Notes will be made in U.S. dollars (i) in the case of a Specified Currency, at the option of the Bank in the case of circumstances beyond the control of the Bank, such as the imposition of exchange controls or a disruption in the currency markets, on the basis of the most recently available noon buying rate in The City of New York as quoted by the Federal Reserve Bank of New York for cable transfers for such Specified Currency, or (ii) in the case of Foreign-Currency Notes which so provide, at the option of the holder of such Foreign-Currency Note in accordance with the procedures set forth in such Foreign-Currency Note.

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

1.    the Bank hereby appoints The Bank of New York Mellon as its agent (the “Exchange Rate Agent,” which term shall, unless the context otherwise requires, include its successors and assigns) and the Exchange Rate Agent hereby accepts such appointment, as the Bank’s agent for the purposes of obtaining from time to time exchange rates and executing foreign exchange spot transactions for Specified Currencies upon the terms and subject to the conditions provided hereinafter.

2.    Except as may otherwise be provided in the Foreign-Currency Notes with respect to payments due on any day which is not a Business Day (as defined in Section 9 hereof), principal (and premium, if any) and interest will be payable on the Foreign-Currency Notes on the various dates indicated therein and in the applicable pricing supplement to the Prospectus. Each such day on which principal of (and premium, if any) and interest on the Notes shall be payable is referred to herein as a “Payment Date.”

3.

(a) the Bank shall notify or cause the Trustee to notify the Exchange Rate Agent at least two Business Days prior to each Payment Date of the aggregate amount of Specified Currency due to all holders of Foreign-Currency Notes scheduled to receive payments in U.S. dollars on such Payment Date. As near as practicable to 11:00 a.m., New York City time, on the second Business Day preceding each Payment Date, the Exchange Rate Agent will obtain the indicative bid quotation that it quotes for the aggregate amount of Specified Currency which is to be exchanged for payment in U.S. dollars on such Payment Date, which shall be a competitive rate in the market at that time for such a transaction. The settlement date for the exchange of such Specified Currency for U.S. dollars shall be the applicable Payment Date. Upon the determination of an exchange rate as provided in this Section 3(a), the Exchange Rate Agent will as soon as practicable notify the Bank of such exchange rate.

(b)

On or prior to 11:00 a.m., New York City time, on the date the Exchange Rate Agent obtains the indicative bid quotation as specified in paragraph 3(a) above or on such date and time as may be agreed between the Bank and the Exchange Rate Agent, the Bank shall remit to the Exchange Rate Agent the aggregate amount of Specified Currency payable to all holders of Foreign-Currency Notes scheduled to receive payments in U.S. dollars on such Payment Date. As promptly as practicable thereafter on the Payment Date, the Exchange Rate Agent will (i) exchange such amount of Specified Currency for U.S. dollars and transmit the U.S. dollars received upon exchange of the Specified Currency or (ii) if exchange bids are not available, transmit the total amount of the Specified Currency received from the Bank, in each case to the Bank’s paying agent, or in accordance with the instructions of such paying agent.

4.    The Exchange Rate Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:

(a)

The Exchange Rate Agent shall be entitled to such compensation as may be agreed in writing with the Bank for all services rendered by the Exchange Rate Agent, and the Bank promises to pay such compensation and to reimburse the Exchange Rate Agent for the reasonable out-of-pocket expenses (including counsel fees and expenses) incurred by it in connection with the services rendered by it hereunder upon receipt of such invoices as the Bank shall reasonably require. The Bank also agrees to indemnify the Exchange Rate Agent for, and to hold it harmless against, any and all loss, liability, damage, claims or expenses (including the costs and expenses of defending against any claim of liability) incurred by the Exchange Rate Agent that arises out of or in connection with its acting as Exchange Rate Agent hereunder, except such as may result from the gross negligence, willful misconduct or bad faith of the Exchange Rate Agent or any of its agents or employees. The Exchange Rate Agent shall incur no liability and shall be indemnified and held harmless by the Bank for, or in respect of, any actions taken, omitted to be taken or suffered to be taken in good faith by the Exchange Rate Agent in reliance upon (i) the written opinion or advice of counsel satisfactory to it or (ii) written instructions from the Bank. The Exchange Rate Agent shall not be liable for any error resulting from the use of or reliance on a source of information used in good faith and with due care to calculate or determine any matter required to be calculated or determined by the Exchange Rate Agent pursuant to the terms of the Note. The provisions of this paragraph shall survive the termination of this Agreement. It is understood that all currency exchange costs will be borne by the holders of Foreign-Currency Notes and will be deducted by the Exchange Rate Agent from the payments to be made to such holders. Upon request of the Exchange Rate Agent, the Bank will promptly confirm to the Exchange Rate Agent whether specified expenses, disbursements or advances are or are not to be borne by such holders pursuant to the terms of the Notes.

(b)

In acting under this Agreement and in connection with the Notes, the Exchange Rate Agent is acting solely as agent of the Bank and does not assume any obligations to, or relationship of agency or trust for or with, any of the owners or holders of the Notes.

(c)

The Exchange Rate Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or anything suffered by it in reliance upon the terms of the Notes, any notice, direction, certificate, affidavit, statement or other paper, document or communication reasonably believed by it to be genuine and to have been approved or signed by the proper party or parties.

(d)

The Exchange Rate Agent shall be obligated to perform such duties and only such duties as are herein specifically set forth and any duties necessarily incidental thereto, and no implied duties or obligations shall be read into this Agreement against the Exchange Rate Agent. The Exchange Rate Agent shall not be subject to, nor required to comply with, any other agreement between or among the Bank or to which the Bank is a party, even though reference thereto may be made herein, or to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Agreement) from the Bank or any entity acting on its behalf.

(e)

Unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this Agreement shall be sufficient if signed by a proper officer or an authorized person of the Bank.

(f)

The Exchange Rate Agent may perform any duties hereunder either directly or by or through agents or attorneys, and the Exchange Rate Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(g)

In no event shall the Exchange Rate Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Exchange Rate Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h)

The Exchange Rate Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Exchange Rate Agent shall use its best efforts to resume performance as soon as practicable under the circumstances.

(i)

No provision of this Agreement shall require the Exchange Rate Agent to expend, advance or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers hereunder unless it is indemnified to its reasonable satisfaction and the Exchange Rate Agent shall have no liability to any person for any loss occasioned by any delay in taking or failure to take any such action while it is awaiting an indemnity reasonably satisfactory to it.

(j)

The Exchange Rate Agent, its officers, directors, employees and shareholders may become the owners of, or acquire any interest in, any Notes, with the same rights that it or they would have if it were not the Exchange Rate Agent, and may engage or be interested in any financial or other transaction with the Bank as freely as if it were not the Exchange Rate Agent.

(k)

Neither the Exchange Rate Agent nor its officers, directors, employees, agents or attorneys shall be liable to the Bank for any act or omission hereunder, or for any error of judgment made in good faith by it or them, except in the case of its or their gross negligence, willful misconduct or bad faith.

(l)

The Exchange Rate Agent may consult with counsel of its selection at the expense of the Bank and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(m)

This Agreement is for the exclusive benefit of the parties hereto and their respective successors hereunder, and shall not be deemed to give, either express or implied, any legal or equitable right, remedy, or claim to any other entity or person whatsoever.

(n)

In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Exchange Rate Agent hereunder, the Exchange Rate Agent may, in its sole discretion, refrain from taking any action, unless the Exchange Rate Agent receives written instructions, signed by the Bank, which eliminates such ambiguity or uncertainty.

(o)

The Exchange Rate Agent may convert currency itself or through any affiliates of The Bank of New York Mellon Corporation and, in those cases, the Exchange Rate Agent or, as the case may be, the relevant affiliate through which currency is converted acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads and sales margin, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under this Agreement and the rate that the Exchange Rate Agent or any affiliate receives when buying or selling foreign currency for its own account. The Exchange Rate Agent makes no representation that the exchange rate used or obtained in any currency conversion under this Agreement will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined.

5.

(a) The Exchange Rate Agent may at any time resign as Exchange Rate Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall not be earlier than 30 days after the receipt of such notice by the Bank, unless the Bank agrees in writing to accept less notice. The Exchange Rate Agent may be removed (with or without cause) at any time by the filing with it of any instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and specifying such removal and the date when it is intended to become effective. Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Exchange Rate Agent. If within 30 days after notice of resignation or removal has been given, a successor Exchange Rate Agent has not been appointed, the Exchange Rate Agent may, at the expense of the Bank, petition a court of competent jurisdiction to appoint a successor Exchange Rate Agent. A successor Exchange Rate Agent, which may be the Bank or an affiliate of the Bank, shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and the successor Exchange

Rate Agent. Upon the appointment of a successor Exchange Rate Agent and acceptance by it of such appointment, the Exchange Rate Agent so superseded shall cease to be the Exchange Rate Agent hereunder. Upon its resignation or removal, the Exchange Rate Agent shall be entitled to the payment by the Bank of its compensation, if any is owed to it, for services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder. The former Exchange Rate Agent should then have no further duties, responsibilities or obligations hereunder.

(b)

Any successor Exchange Rate Agent appointed hereunder shall execute and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Exchange Rate Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as the Exchange Rate Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Exchange Rate Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor.

(c)

Any corporation into which the Exchange Rate Agent may be merged or converted or with which the Exchange Rate Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Exchange Rate Agent shall be a party, or any corporation succeeding to all or substantially all of the assets and business of the Exchange Rate Agent, shall, to the extent permitted by applicable law and provided that it shall have an established place of business in The City of New York, be the successor Exchange Rate Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank within 30 days of such merger, conversion, consolidation or sale.

6. Any notice required to be given hereunder shall be delivered in person or sent by letter or electronic mail (“e-mail”) transmission (so long as a receipt of such e-mail is requested and received by non-automated response), to the following addresses (or to any other address of which any party shall have notified the others in writing as herein provided): in the case of the Bank, The Toronto-Dominion Bank, 1701 Route 70 East, Cherry Hill, NJ 08003, Attention: Group Head and General Counsel, e-mail: ellen.patterson@td.com (with a copy to caroline.cook@td.com), and in the case of the Exchange Rate Agent, The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286, Attention: Global Corporate Trust, e-mail: gcs.specialty.glam.conv@bnymellon.com. Any notice hereunder given by e-mail or letter shall be deemed to be received when actually received.

7.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

8.    This Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

9. (a) As used herein, “Business Day” means, with respect to any Note and except as otherwise may be provided therein, a day that meets all the following applicable requirements:

i.

for all Notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions generally are authorized or obligated by law, regulation or executive order to close in New York City, Toronto or London;

ii.	if the Note bears interest based on LIBOR, is also a London Business Day;

iii.

if the Note has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions in the principal financial center of the country issuing the specified currency are not authorized or obligated generally by law, regulation or executive order to close; and

iv.

if the Note bears interest based on EURIBOR or has a Specified Currency of euros, or is a Note the interest rate on which is based on LIBOR for which the Index Currency is euros, is also a Euro Business Day.

(b)	As used herein, “Euro Business Day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

(c)	As used herein, “Index Currency” means, with respect to a Note which bears interest based on LIBOR, the currency specified as such in the applicable pricing supplement for such Note.

(d)	As used herein, “London Business Day” means any day on which dealings in the relevant index currency are transacted in the London interbank market.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

THE TORONTO-DOMINION BANK

By:	/s/ Brooke Hales
Name:	Brooke Hales
Title:	Associate Vice President, Funding, Treasury and Balance Sheet Management

[Signature Page to Exchange Rate Agency Agreement]

THE BANK OF NEW YORK MELLON, as
Exchange Rate Agent

By:	/s/ Teresa Wyszomierski
Name:	Teresa Wyszomierski
Title:	Vice President

[Signature Page to Exchange Rate Agency Agreement]